Independent arbitration panel validates TransAlta’s operating practices and grants claim of force majeure on Sundance units 1 and 2

CALGARY, Alberta (July 23, 2012) - TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) reported today the independent arbitration panel considering TransAlta’s decision in December 2010 to shut down two units at its Sundance generating station has allowed the company’s claim of force majeure. This decision validates TransAlta’s belief the units failed due to issues beyond its control.

“The panel’s ruling validates TransAlta operated the units in accordance with industry standards and good operating practices, but encountered unforeseeable circumstances. We shut them down when our engineers told us that the units put the safety of our employees at risk,” said Dawn Farrell, TransAlta President and CEO. “We clearly made the right decision.”

TransAlta also sought to have the Power Purchase Arrangement (PPA) terminated for economic reasons, as provided for under the legislation. The panel did not agree with this claim.

“There are no real winners in this decision,” said Mrs. Farrell. “The lengthy arbitration process was difficult for all parties, and highlights the need for customers, producers and the government to work together to improve the timeliness of the PPA dispute resolution.”

Based on the decision, the estimated total impact of net penalties to TransAlta is approximately $50 million for the period December 2010 until the units are restored to service expected in the fall of 2013.

TransAlta will record a net penalty of approximately $150 million in the second quarter of 2012. This will be partially offset by approximately $100 million in capacity payments that TransAlta will continue to receive from the Balancing Pool starting in the third quarter of 2012 until the units are restored to service. TransAlta has approximately $800 million in available liquidity which is more than sufficient to cover these payments.

TransAlta will immediately start the work to safely restore the units to service. The cost to repair the units is estimated at approximately $190 million. This investment is expected to start generating cash flow in the fall of 2013.

As a result of the panel's decision, under International Financial Reporting Standards, TransAlta will potentially record an impairment of up to $45 million compared to a current book value of $140 million which would be recorded in second quarter results.

“Alberta is one of the world’s fastest growing economies,” said Mrs. Farrell. “TransAlta has the expertise, the people and the resources to return these units to service by next fall and continue to be a leader in supplying Alberta’s electricity needs.”

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Background information:

TransAlta took Sundance 1 and 2 units out of service in mid-December 2010 due to testing that indicated boiler tube conditions were no longer at design limits. Subsequently, TransAlta notified the PPA Buyer and the Balancing Pool on January 4, 2011 of a force majeure event, and issued a notice of termination for the Sundance 1 and 2 PPA on February 8, 2011. The PPA Buyer and Balancing Pool rejected these claims, which were then referred to a binding arbitration process under the dispute resolution process set out in the PPA and in accordance with the Alberta Arbitration Act.

Sundance 1 and 2 comprised 560 megawatts (MW) of the 2,126 MW Sundance power plant, which has six individual units and serves as a baseload facility for the Alberta electricity system. TransAlta commissioned Unit 1 in 1970 and Unit 2 in 1973. Located about 70 kilometres west of Edmonton, Sundance is the largest power plant in Alberta, and the largest coal plant in Western Canada.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com

Media Inquiries:
TransAlta Media Relations
Phone: 1 403-267-3999